Via Facsimile and U.S. Mail
Mail Stop 6010

February 8, 2008

Francis I. Perier, Jr.
Senior Vice President – Finance and
Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022

> **Re:** **Forest Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **File No. 001-05438**

Dear Mr. Perier

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2007 Form 10-K

Item 1. Business

Patents and Trademarks

1. We note that you have only disclosed information relating to patents for Celexa and Lexapro. It does not appear that you have provided additional information,

including expiration dates, for any of the other patents that you own or license. Please revise to disclose all patents, including expiration dates, or provide us with an analysis detailing why the other patents you own or license are not material.

Item 15. Exhibits and Financial Statements Schedules

2. It appears that you have not filed as exhibits to your filing copies of the following agreements relating to your products:

- License Agreement between Cerexa and Takeda Pharmaceutical Company for the development of ceftaroline.
- Collaboration and license agreement between the company and Almirall Prodesfarma S.A. for the development of aclidinium.
- License and collaboration agreement between the company and Mylan Laboratories, Inc. for the development and commercialization of nebivolol.
- Two collaboration agreements with Gedeon Richter Ltd. for the development of RGH-188.
- License agreement with PAION GmbH for the development of desmoteplase.
- License and collaboration agreement with Glenmark Pharmaceuticals S.A. for the development of GRC 3886.

Please file each of these agreements as an exhibit to your filing or, alternatively, please provide us with a supplemental analysis detailing why each of them is not material.

Signatures

3. We note that your annual report on Form 10-K was not signed on behalf of the registrant. Please amend your report to include the required signature.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

6. Acquisitions

4. Please disclose the following information relating to the in-process research and development acquired:

a. Disclose the fair value of each significant in-process research and development project acquired.

   b. Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.

   c. Disclose the nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.

   d. Explain the risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

   e. Disclose the significant appraisal assumptions, such as:

     i. the period in which material net cash inflows from significant projects are expected to commence; and

     ii. material anticipated changes from historical pricing, margins and expense levels.

   f. In significant periods, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

5. Your disclosure here as well as in other portions of the document makes reference to the use of an independent specialist to value your assets acquired in the acquisition. While you are not required to make these references, when you do, you must also disclose the name of the independent specialist. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent specialist.

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As appropriate, please amend your Form 10-K for the fiscal year ended March 31, 2007 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or Mary Mast, Senior Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney at (202) 551-3578 or Jeff Riedler, Assistant Director at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant